November 14, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549


                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Orders of the Commission dated December 19, 2001, June 6, 2002 and August 8, 2002 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended September 30, 2002:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

      None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

      113,117 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

      None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

      Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

      Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

      At the end of the calendar quarter, the amount of inter-company short-term debt outstanding was $300,757,000 for Columbia Energy Group subsidiaries.

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

      Please see Exhibit 3

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

      On September 3, 2002 Columbia Energy Group entered into a $281.5 million fixed to floating rate swap.

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

      None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

      Columbia Energy Group   Filed 7/26/02

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

      Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter.

      Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid.

      None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter.

      None


                                    Very truly yours,


                                    NiSource Inc.


                                    By:     /s/ J. W. Grossman
                                         --------------------------------------
                                         J. W. Grossman, Vice President
                                                 and Controller

                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4

                         AMOUNT ISSUED DURING  AMOUNT OUTSTANDING  TYPE OF DEBT
COMPANY                 THIRD QUARTER OF 2002  SEPTEMBER 30, 2002   OR SECURITY            TERMS
-------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.                   --         121,500,000    Short-term Debt   Commercial paper borrowing with a weighted
                                                                                     average interest rate of 2.9687%

NiSource Finance Corp.          247,703,000       1,100,000,000    Short-term Debt   Credit facility advances with a weighted
                                                                                     average interest rate of 2.498%

NiSource Finance Corp.                   --       5,792,900,000    Long-term Debt    Various maturity dates and weighted average
                                                                                     interest rates
-------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5


                                                              INTER-COMPANY DEBT
                                                                OUTSTANDING AT       WEIGHTED AVERAGE
LENDING COMPANY              BORROWING SUBSIDIARY             SEPTEMBER 30, 2002       INTEREST RATE
---------------------------------------------------------------------------------------------------------
NiSource Finance Corp.      Bay State Gas Company                   51,858,000             2.58%


---------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM # 7


                                          GUARANTEES ISSUED
GUARANTOR           SUBSIDIARY         DURING 3RD QUARTER 2002          PURPOSE
--------------------------------------------------------------------------------



* NiSource issued no guarantees during the third quarter of 2002
--------------------------------------------------------------------------------

                                                                      EXHIBIT #4


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                            2002
-----------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $ 16,386,133
     Accumulated depreciation and amortization                          (7,920,873)
-----------------------------------------------------------------------------------
     Net Utility Plant                                                   8,465,260
-----------------------------------------------------------------------------------
     Gas and oil producing properties, successful efforts method
        United States cost center                                        1,061,617
        Canadian cost center                                                 5,726
     Accumulated depletion                                                (114,983)
-----------------------------------------------------------------------------------
     Net gas and oil producing properties                                  952,360
-----------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation                668,203
-----------------------------------------------------------------------------------
Net Property, Plant and Equipment                                       10,085,823
-----------------------------------------------------------------------------------
INVESTMENTS:
     Unconsolidated affiliates                                             119,903
     Assets held for sale                                                    6,300
     Other investments                                                      54,814
-----------------------------------------------------------------------------------
          Total Investments                                                181,017
-----------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                              64,914
     Accounts receivable - less reserve                                    478,689
     Gas inventory                                                         407,843
     Underrecovered gas and fuel costs                                     174,503
     Material and supplies, at average cost                                 70,234
     Electric production fuel, at average cost                              29,057
     Price risk management asset                                            54,976
     Exchange gas receivable                                               144,715
     Prepayments and other                                                 205,907
-----------------------------------------------------------------------------------
          Total Current Assets                                           1,630,838
-----------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk asset long term                                            111,739
     Regulatory assets                                                     601,900
     Intangible assets                                                   3,724,938
     Deferred charges and other                                            290,817
-----------------------------------------------------------------------------------
          Total Other Assets                                             4,729,394
-----------------------------------------------------------------------------------
 TOTAL ASSETS                                                         $ 16,627,072
===================================================================================

                                                                      EXHIBIT #4


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                                   2002
------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
     Common Stock Equity                                                      $ 3,342,967
     Preferred Stocks -
        Subsidiary Companies
           Series without mandatory redemption provisions                          81,114
           Series with mandatory redemption provisions                              4,369
     Company - obligated mandatorily redeemable preferred securities
           of subsidiary trust holding solely Company debentures                  345,000
     Long-term debt, excluding amounts due within one year                      5,792,921
------------------------------------------------------------------------------------------
Total Capitalization                                                            9,566,371
------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current redeemable preferred stock subject to mandatory redemption           43,000
      Current portion of long-term debt                                           766,368
      Short-term borrowings                                                     1,258,920
      Accounts payable                                                            331,865
      Dividends declared on common and preferred stocks                            61,988
      Customer deposits                                                            59,069
      Taxes accrued                                                               131,253
      Interest accrued                                                            185,908
      Overrecovered gas and fuel costs                                             24,173
      Price risk management liabilities                                            38,958
      Exchange gas payable                                                        410,894
      Current deferred revenue                                                    126,192
      Other accruals                                                              560,467
------------------------------------------------------------------------------------------
          Total current liabilities                                             3,999,055
------------------------------------------------------------------------------------------
OTHER:
      Price risk management liabilities                                             4,358
      Deferred income taxes                                                     1,817,013
      Deferred investment tax credits                                              98,535
      Deferred credits                                                            247,280
      Non-current deferred revenue                                                338,292
      Accrued liability for post retirement benefits                              390,506
      Other non-current liabilities                                               165,662
------------------------------------------------------------------------------------------
          Total other                                                           3,061,646
------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                          $16,627,072
==========================================================================================

                                                                      EXHIBIT #5


                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of September 30, (in thousands)                                   2002
--------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                            $ 6,350,673
     Accumulated depreciation and amortization                 (3,513,964)
--------------------------------------------------------------------------
     Net Utility Plant                                          2,836,709
--------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                      8,736
--------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                      8,152
     Accounts receivable - less reserve                            93,196
     Gas cost adjustment clause                                    34,699
     Material and supplies, at average cost                        45,192
     Electric production fuel, at average cost                     29,057
     Natural gas in storage, at last in, first-out cost            33,491
     Price risk management assets                                   3,383
     Prepayments and other                                         53,948
--------------------------------------------------------------------------
Total Current Assets                                              301,118
--------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                            226,741
     Deferred charges and other                                    44,915
--------------------------------------------------------------------------
Total Other Assets                                                271,656
--------------------------------------------------------------------------
TOTAL ASSETS                                                  $ 3,418,219
==========================================================================

                                                                      EXHIBIT #5


                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of September 30, (in thousands)                                                2002
---------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                 $  862,364
Preferred Stocks -
      Series without mandatory redemption provisions                            81,114
      Series with mandatory redemption provisions                                4,369
Long-term debt, excluding amount due within one year                           719,281
---------------------------------------------------------------------------------------
Total Capitalization                                                         1,667,128
---------------------------------------------------------------------------------------
Current Liabilities:
      Current redeemable preferred stock subject to mandatory redemption        43,000
      Current portion of long-term debt                                        128,500
      Short-term borrowings                                                    176,109
      Accounts payable                                                         140,423
      Dividends declared on common and preferred stock                          45,735
      Customer deposits                                                         35,998
      Taxes accrued                                                            197,777
      Interest accrued                                                          13,167
      Accrued employment costs                                                  39,116
      Price risk management liabilities                                          4,111
      Other accruals                                                            66,751
---------------------------------------------------------------------------------------
          Total current liabilities                                            890,687
---------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                    492,971
      Deferred investment tax credits                                           66,086
      Deferred credits                                                          44,280
      Accrued liability for post retirement benefits                           249,324
      Regulatory liabilities                                                     4,862
      Other noncurrent liabilities                                               2,881
---------------------------------------------------------------------------------------
          Total other                                                          860,404
---------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                        $3,418,219
=======================================================================================

                                                                      EXHIBIT #6


                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of September 30, (in thousands)                                         2002
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $ 1,409,596
     Accumulated depreciation and amortization                         (336,619)
--------------------------------------------------------------------------------
     Net Utility Plant                                                1,072,977
--------------------------------------------------------------------------------
Other property and investments                                            2,384
--------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                            1,273
     Accounts receivable - less reserve                                  31,646
     Gas cost adjustment clause                                          33,417
     Material and supplies, at average cost                               8,584
     Natural gas in storage - weighted average                           44,005
     Prepayments and other                                                8,258
--------------------------------------------------------------------------------
          Total Current Assets                                          127,183
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                   19,578
     Intangible assets                                                      865
     Deferred charges and other                                          24,029
--------------------------------------------------------------------------------
          Total Other Assets                                             44,472
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                       $ 1,247,016
================================================================================

                                                                      EXHIBIT #6


                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of September 30, (in thousands)                                           2002
----------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                      $  513,129
      Long-term debt excluding amt due within one year                     86,333
----------------------------------------------------------------------------------
          Total Capitalization                                            599,462
----------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                81,254
      Accounts payable                                                    166,944
      Notes payable to associated companies                                61,169
      Customer deposits                                                     3,754
      Interest accrued                                                      2,791
      Refunds due customers within one year                                 2,003
      Other accruals                                                       20,679
----------------------------------------------------------------------------------
          Total current liabilities                                       338,594
----------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               289,315
      Deferred investment tax credits                                       2,976
      Other noncurrent liabilities                                         16,669
----------------------------------------------------------------------------------
          Total other                                                     308,960
----------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                   $1,247,016
==================================================================================

                                                                      EXHIBIT #7


                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                           2002
----------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                      $ 255,947
     Accumulated depreciation and amortization                            (54,583)
----------------------------------------------------------------------------------
     Net Utility Plant                                                    201,364
----------------------------------------------------------------------------------
Other property and investments                                              2,278
----------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                 93
     Accounts receivable - less reserve                                     9,908
     Gas cost adjustment clause                                             7,884
     Material and supplies, at average cost                                   737
     Natural gas in storage, weighted average                              16,299
     Prepayments and other                                                  3,351
----------------------------------------------------------------------------------
          Total Current Assets                                             38,272
----------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                     13,723
     Intangible assets                                                        865
     Deferred charges and other                                             4,438
----------------------------------------------------------------------------------
          Total Other Assets                                               19,026
----------------------------------------------------------------------------------
 TOTAL ASSETS                                                           $ 260,940
==================================================================================

----------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                       $ 110,504
      Long-term debt excluding amt due within one year                      5,833
----------------------------------------------------------------------------------
          Total Capitalization                                            116,337
----------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                10,548
      Accounts payable                                                      6,969
      Notes payable to associated companies                                61,169
      Customer deposits                                                       818
      Taxes accrued                                                         1,134
      Interest accrued                                                        221
      Refunds due customers within one year                                 1,691
      Other accruals                                                        5,768
----------------------------------------------------------------------------------
          Total current liabilities                                        88,318
----------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                50,472
      Deferred investment tax credits                                         270
      Other non-current liabilities                                         5,543
----------------------------------------------------------------------------------
          Total other                                                      56,285
----------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                    $ 260,940
==================================================================================

                                                                      EXHIBIT #8


                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                         2002
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 79,296
     Accumulated depreciation and amortization                          (38,532)
--------------------------------------------------------------------------------
     Net Utility Plant                                                   40,764
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                5
--------------------------------------------------------------------------------

Current Assets:
     Cash and cash equivalents                                              744
     Accounts receivable - less reserve                                   3,343
     Gas cost adjustment clause                                             943
     Material and supplies, at average cost                                 384
     Natural gas in storage - weighted average                              809
     Prepayments and other                                                   46
--------------------------------------------------------------------------------
          Total Current Assets                                            6,269
--------------------------------------------------------------------------------
OTHER ASSETS:
     Deferred charges and other                                             739
--------------------------------------------------------------------------------
          Total Other Assets                                                739
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                          $ 47,777
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                      $ 34,177
--------------------------------------------------------------------------------
          Total Capitalization                                           34,177
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                    1,501
      Customer deposits                                                     455
      Taxes accrued                                                         528
      Interest accrued                                                      138
      Other accruals                                                      3,296
--------------------------------------------------------------------------------
          Total current liabilities                                       5,918
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               4,168
      Deferred investment tax credits                                       474
      Post retirement benefits accrued                                      444
      Regulatory liabilities                                              1,477
      Other non-current liabilities                                       1,119
--------------------------------------------------------------------------------
          Total other                                                     7,682
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                   $ 47,777
================================================================================

                                                                      EXHIBIT #9


                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                         2002
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 73,557
     Accumulated depreciation and amortization                          (26,485)
--------------------------------------------------------------------------------
     Net Utility Plant                                                   47,072
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                              599
--------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                              260
     Accounts receivable - less reserve                                   5,761
     Gas adjustment clause                                                4,494
     Material and supplies, at average cost                                 383
     Natural gas in storage - weighted average                            4,109
     Prepayments and other                                                   66
--------------------------------------------------------------------------------
          Total Current Assets                                           15,073
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                      117
     Deferred charges and other                                           1,260
--------------------------------------------------------------------------------
          Total Other Assets                                              1,377
--------------------------------------------------------------------------------
 Total Assets                                                          $ 64,121
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                      $ 44,496
--------------------------------------------------------------------------------
Total Capitalization                                                     44,496
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                    2,607
      Customer deposits                                                     349
      Taxes accrued                                                       1,313
      Other accruals                                                      3,742
--------------------------------------------------------------------------------
          Total current liabilities                                       8,011
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               4,640
      Deferred investment tax credits                                       302
      Deferred credits                                                    4,583
      Other non-current liabilities                                       2,089
--------------------------------------------------------------------------------
          Total other                                                    11,614
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                   $ 64,121
================================================================================

                                                                     EXHIBIT #10


                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                          2002
---------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 229,533
     Accumulated depreciation and amortization                          (103,452)
---------------------------------------------------------------------------------
     Net Utility Plant                                                   126,081
---------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                               619
     Accounts receivable - less reserve                                   28,351
     Gas adjustment clause                                                 6,931
     Exchange gas receivable                                              13,778
     Natural gas in storage - weighted average                             5,646
     Prepayments and other                                                 1,642
---------------------------------------------------------------------------------
          Total Current Assets                                            56,967
---------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                     5,598
     Deferred charges and other                                            2,908
---------------------------------------------------------------------------------
          Total Other Assets                                               8,506
---------------------------------------------------------------------------------
 TOTAL ASSETS                                                          $ 191,554
=================================================================================

---------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                       $ 70,897
      Long-term debt excluding amt due within one year                    42,188
---------------------------------------------------------------------------------
Total Capitalization                                                     113,085
---------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                   28
      Accounts payable                                                     8,443
      Notes payable to associated companies                                5,805
      Customer deposits                                                    2,264
      Taxes accrued                                                        3,918
      Interest accrued                                                       683
      Deferred income taxes                                                5,250
      Exchange gas payable                                                24,231
      Other accruals                                                       9,545
---------------------------------------------------------------------------------
          Total current liabilities                                       60,167
---------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               11,197
      Deferred investment tax credits                                      1,328
      Regulatory liabilities                                               3,861
      Other non-current liabilities                                        1,916
---------------------------------------------------------------------------------
          Total other                                                     18,302
---------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                   $ 191,554
=================================================================================

                                                                     EXHIBIT #11


                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                          2002
---------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $1,529,617
     Accumulated depreciation and amortization                          (666,199)
---------------------------------------------------------------------------------
     Net Utility Plant                                                   863,418
---------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                             4,198
     Accounts receivable - less reserve                                   70,830
     Gas adjustment clause                                                33,136
     Exchange gas receivable                                              37,075
     Natural gas in storage - weighted average                           206,930
     Prepayments and other                                                45,177
---------------------------------------------------------------------------------
          Total Current Assets                                           397,346
---------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                   200,089
     Deferred charges and other                                           73,493
---------------------------------------------------------------------------------
          Total Other Assets                                             273,582
---------------------------------------------------------------------------------
 TOTAL ASSETS                                                         $1,534,346
=================================================================================

---------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                     $  414,511
      Long-term debt excluding amt due within one year                   307,103
---------------------------------------------------------------------------------
Total Capitalization                                                     721,614
---------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                  168
      Accounts payable                                                   159,823
      Customer deposits                                                    9,153
      Taxes accrued                                                       41,368
      Interest accrued                                                     2,428
      Deferred income taxes                                               51,362
      Exchange gas payable                                               197,019
      Estimated rate refund                                                   50
      Other accruals                                                      98,091
---------------------------------------------------------------------------------
          Total current liabilities                                      559,462
---------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                              126,842
      Deferred investment tax credits                                     15,942
      Regulatory liabilities                                               8,994
      Accrued liability for post retirement benefits                      53,723
      Other non-current liabilities                                       47,769
---------------------------------------------------------------------------------
          Total other                                                    253,270
---------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $1,534,346
=================================================================================

                                                                     EXHIBIT #12


                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                         2002
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $ 656,598
     Accumulated depreciation and amortization                         (221,728)
--------------------------------------------------------------------------------
     Net Utility Plant                                                  434,870
--------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                            1,573
     Accounts receivable - less reserve                                  28,532
     Gas adjustment clause                                               60,882
     Exchange gas receivable                                             18,563
     Natural gas in storage - weighted average                           75,293
     Prepayments and other                                               12,621
--------------------------------------------------------------------------------
          Total Current Assets                                          197,464
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                   68,462
     Deferred charges and other                                           5,680
--------------------------------------------------------------------------------
          Total Other Assets                                             74,142
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                         $ 706,476
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                     $ 201,678
      Long-term debt excluding amt due within one year                  185,215
--------------------------------------------------------------------------------
Total Capitalization                                                    386,893
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                   44,360
      Notes payable to associated companies                              17,843
      Customer deposits                                                   2,061
      Taxes accrued                                                      21,196
      Deferred income taxes                                               2,169
      Exchange gas payable                                               51,994
      Other accruals                                                     48,023
--------------------------------------------------------------------------------
          Total current liabilities                                     187,646
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                              92,775
      Deferred investment tax credits                                     7,596
      Regulatory liabilities                                              7,120
      Accrued liability for post retirement benefits                     13,422
      Other non-current liabilities                                      11,024
--------------------------------------------------------------------------------
          Total other                                                   131,937
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $ 706,476
================================================================================

                                                                     EXHIBIT #13


                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                          2002
---------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 494,130
     Accumulated depreciation and amortization                          (119,091)
---------------------------------------------------------------------------------
     Net Utility Plant                                                   375,039
---------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                             1,055
     Accounts receivable - less reserve                                   18,578
     Exchange gas receivable                                                 995
     Material and supplies, at average cost                                  544
     Natural gas in storage - weighted average                            19,535
     Prepayments and other                                                15,389
---------------------------------------------------------------------------------
          Total Current Assets                                            56,096
---------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                     7,825
     Deferred charges and other                                            9,029
---------------------------------------------------------------------------------
          Total Other Assets                                              16,854
---------------------------------------------------------------------------------
 TOTAL ASSETS                                                          $ 447,989
=================================================================================

---------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                      $ 157,297
      Long-term debt excluding amt due within one year                   130,175
---------------------------------------------------------------------------------
Total Capitalization                                                     287,472
---------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                    17,049
      Notes payable to associated companies                               12,835
      Customer deposits                                                    4,527
      Taxes accrued                                                       12,013
      Gas adjustment clause                                               22,798
      Exchange gas payable                                                 4,582
      Other accruals                                                      17,565
---------------------------------------------------------------------------------
          Total current liabilities                                       91,369
---------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               29,154
      Deferred investment tax credits                                      2,111
      Regulatory liabilities                                               1,348
      Accrued liability for post retirement benefits                       6,065
      Other non-current liabilities                                       30,470
---------------------------------------------------------------------------------
          Total other                                                     69,148
---------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                   $ 447,989
=================================================================================

                                                                     EXHIBIT #14


                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11


As of September 30, (in thousands)                                        2002
-------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $ 83,822
     Accumulated depreciation and amortization                         (35,524)
-------------------------------------------------------------------------------
     Net Utility Plant                                                  48,298
-------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                             129
     Accounts receivable - less reserve                                 12,618
     Exchange gas receivable                                             4,116
     Material and supplies, at average cost                                 99
     Natural gas in storage - weighted average                           5,040
     Prepayments and other                                               2,950
-------------------------------------------------------------------------------
          Total Current Assets                                          24,952
-------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                   2,053
     Deferred charges and other                                            740
-------------------------------------------------------------------------------
          Total Other Assets                                             2,793
-------------------------------------------------------------------------------
 TOTAL ASSETS                                                         $ 76,043
===============================================================================

-------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                     $ 26,999
      Long-term debt excluding amt due within one year                  18,975
-------------------------------------------------------------------------------
Total Capitalization                                                    45,974
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                   3,907
      Notes payable to associated companies                              2,495
      Customer deposits                                                    345
      Taxes accrued                                                      2,673
     Gas adjustment clause                                               1,375
      Exchange gas payable                                               5,688
      Other accruals                                                     4,213
-------------------------------------------------------------------------------
          Total current liabilities                                     20,696
-------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                              5,131
      Deferred investment tax credits                                      762
      Regulatory liabilities                                               492
      Accrued liability for post retirement benefits                     1,631
      Other non-current liabilities                                      1,357
-------------------------------------------------------------------------------
          Total other                                                    9,373
-------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $ 76,043
===============================================================================

                                                                     EXHIBIT #15


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FILE NO.70-9945
                                    ITEM #12


                                                        MAXIMUM AMOUNT            MAXIMUM AMOUNT           AVERAGE INTEREST
                                                       OUTSTANDING DURING        INVESTED DURING              RATE DURING
SUBSIDIARY                                           THIRD QUARTER OF 2002    THIRD QUARTER OF 2002      THIRD QUARTER OF 2002
------------------------------------------------------------------------------------------------------------------------------
Alamco-Haug Hauling                                              N/A                      973                       2.58%
Bay State Gas Company                                        148,681                        0                       2.58%
Columbia Assurance Agency, Inc.                                  N/A                       11                       2.58%
Columbia Accounts Receivable Corporation                         N/A                    9,558                       2.58%
Columbia Atlantic Trading Corporation                              0                    5,110                       2.58%
CNR Canada, Ltd.                                               4,962                        0                       2.58%
Columbia Energy Group Capital Corporation                        N/A                      108                       2.58%
Columbia Deep Water Services Company                             878                        0                       2.58%
Columbia Electric Corporation                                    N/A                    6,246                       2.58%
Columbia Energy Resources, Inc.                                  N/A                    2,352                       2.58%
Columbia Energy Services Corporation                          12,990                        0                       2.58%
Columbia Finance Corporation                                     N/A                        0                       2.58%
Columbia Energy Group                                            N/A                  336,939                       2.58%
Columbia Gulf Transmission Company                            23,406                        0                       2.58%
Columbia Gas of Virginia, Inc.                                 1,843                   28,333                       2.58%
Columbia Insurance Corporation, Ltd.                             N/A                      104                       2.58%
Columbia Gas of Kentucky, Inc.                                     0                   30,528                       2.58%
Columbia LNG Corporation                                         N/A                        0                       2.58%
Columbia Gas of Maryland, Inc.                                     0                   17,040                       2.58%
CNS Microwave, Inc.                                              N/A                    1,521                       2.58%
Columbia Natural Resources, Inc.                              30,523                        0                       2.58%
Columbia Network Services Corporation                            N/A                    3,155                       2.58%
Columbia Gas of Ohio, Inc.                                   158,547                    3,493                       2.58%
Columbia Gas of Pennsylvania, Inc.                            20,311                   19,037                       2.58%
Columbia Propane Corporation                                   9,788                        0                       2.58%
CP Holdings, Inc.                                                N/A                      117                       2.58%
Columbia Pipeline Corporation                                    N/A                       34                       2.58%
Columbia Energy Power Marketing Corporation                        0                        0                       2.58%
Columbia Remainder Corporation                                     0                        0                       2.58%
Crossroads Pipeline                                           32,310                        0                       2.58%
NiSource Corporate Services Company                           94,444                        0                       2.58%
Columbia Service Partners, Inc.                                  N/A                   13,236                       2.58%
Columbia Transmission Communications Corporation                 N/A                    2,215                       2.58%
NiSource Development Company, Inc.                           199,012                        0                       2.58%
EnergyUSA, Inc.                                               38,672                        0                       2.58%
EnergyUSA, Inc. (MA)                                           4,776                        0                       2.58%
Kokomo Gas and Fuel Company                                        0                    4,089                       2.58%
NiSource Capital Markets. Inc.                                   N/A                    3,107                       2.58%
NI Energy Services, Inc.                                      47,936                        0                       2.58%
NiSource Energy Technologies, Inc.                            21,607                        0                       2.58%
NiSource Finance Corp.                                           N/A                  631,648                       2.58%
NiSource Inc.                                                    N/A                   49,527                       2.58%
Northern Indiana Fuel and Light Company, Inc.                      0                    8,264                       2.58%
Northern Indiana Public Service Company                      182,874                        0                       2.58%
NiSource Pipeline Group, Inc.                                 15,483                        0                       2.58%
Northern Utilities, Inc.                                           0                    7,008                       2.58%
Columbia Petroleum Corporation                                   N/A                        0                       2.58%
Columbia Propane, L.P.                                           N/A                    2,093                       2.58%
Primary Energy, Inc.                                          49,909                   18,546                       2.58%
Columbia Gas Transmission Corporation                         74,921                   18,192                       2.58%
EnergyUSA-TPC Corp.                                           50,883                        0                       2.58%
------------------------------------------------------------------------------------------------------------------------------